UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

EHEALTH, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

28238P109

(CUSIP Number)

c/o H.I.G. Capital, LLC

1450 Brickell Avenue, 31st Floor

Miami, FL 33131

Attention: Richard H. Siegel, Esq.

with a copy to:

Eric L. Issadore, Esq.

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

(415) 315-1231

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 28238P109

1.	Names of Reporting Persons. Echelon Health SPV, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,827,127(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,827,127(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,827,127(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8%(2)
14.	Type of Reporting Person (See Instructions) PN
(1)

Beneficial ownership of Issuer’s Common Stock, par value $0.001 (“Common Stock”) of eHealth, Inc. (the “Issuer”), issuable upon conversion of 2,250,000 shares of the Issuer’s Series A Preferred Stock, par value $0.001 (the “Series A Preferred Stock”) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Investment Agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D (this “Schedule 13D”) nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any Series A Preferred Stock or Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

(2)

Based on the number of shares of Common Stock outstanding as of May 10, 2021, as reported in the Issuer’s definitive proxy statement on Schedule 14A, filed with the Securities and Exchange Commission (the “Commission”) on May 17, 2021, together with any shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the Reporting Persons.

CUSIP No. 28238P109

1.	Names of Reporting Persons. Echelon Health SPV GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,827,127(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,827,127(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,827,127(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8%(2)
14.	Type of Reporting Person (See Instructions) OO
(1)

Beneficial ownership of Issuer’s Common Stock issuable upon conversion of 2,250,000 shares of the Issuer’s Series A Preferred Stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Investment Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any Series A Preferred Stock or Common Stock s for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

(2)

Based on the number of shares of Common Stock outstanding as of May 10, 2021, as reported in the Issuer’s definitive proxy statement on Schedule 14A, filed with the Commission on May 17, 2021, together with any shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the Reporting Persons.

CUSIP No. 28238P109

1.	Names of Reporting Persons. H.I.G. Echelon, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,827,127(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,827,127(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,827,127(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8%(2)
14.	Type of Reporting Person (See Instructions) PN
(1)

Beneficial ownership of Issuer’s Common Stock issuable upon conversion of 2,250,000 shares of the Issuer’s Series A Preferred Stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Investment Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any Series A Preferred Stock or Common Stock s for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

(2)

Based on the number of shares of Common Stock outstanding as of May 10, 2021, as reported in the Issuer’s definitive proxy statement on Schedule 14A, filed with the Commission on May 17, 2021, together with any shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the Reporting Persons.

CUSIP No. 28238P109

1.	Names of Reporting Persons. H.I.G. Middle Market LBO Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,827,127(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,827,127(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,827,127(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8%(2)
14.	Type of Reporting Person (See Instructions) PN
(1)

Beneficial ownership of Issuer’s Common Stock issuable upon conversion of 2,250,000 shares of the Issuer’s Series A Preferred Stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Investment Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any Series A Preferred Stock or Common Stock s for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

(2)

Based on the number of shares of Common Stock outstanding as of May 10, 2021, as reported in the Issuer’s definitive proxy statement on Schedule 14A, filed with the Commission on May 17, 2021, together with any shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the Reporting Persons.

CUSIP No. 28238P109

1.	Names of Reporting Persons. H.I.G. Middle Market Advisors III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,827,127(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,827,127(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,827,127(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8%(2)
14.	Type of Reporting Person (See Instructions) OO
(1)

Beneficial ownership of Issuer’s Common Stock issuable upon conversion of 2,250,000 shares of the Issuer’s Series A Preferred Stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Investment Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any Series A Preferred Stock or Common Stock s for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

(2)

Based on the number of shares of Common Stock outstanding as of May 10, 2021, as reported in the Issuer’s definitive proxy statement on Schedule 14A, filed with the Commission on May 17, 2021, together with any shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the Reporting Persons.

CUSIP No. 28238P109

1.	Names of Reporting Persons. H.I.G.-GPII, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,827,127(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,827,127(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,827,127(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8%(2)
14.	Type of Reporting Person (See Instructions) CO
(1)

Beneficial ownership of Issuer’s Common Stock issuable upon conversion of 2,250,000 shares of the Issuer’s Series A Preferred Stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Investment Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any Series A Preferred Stock or Common Stock s for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

(2)

Based on the number of shares of Common Stock outstanding as of May 10, 2021, as reported in the Issuer’s definitive proxy statement on Schedule 14A, filed with the Commission on May 17, 2021, together with any shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the Reporting Persons.

CUSIP No. 28238P109

1.	Names of Reporting Persons. Sami W. Mnaymneh
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,827,127(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,827,127(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,827,127(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8%(2)
14.	Type of Reporting Person (See Instructions) IN
(1)

Beneficial ownership of Issuer’s Common Stock issuable upon conversion of 2,250,000 shares of the Issuer’s Series A Preferred Stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Investment Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any Series A Preferred Stock or Common Stock s for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

(2)

Based on the number of shares of Common Stock outstanding as of May 10, 2021, as reported in the Issuer’s definitive proxy statement on Schedule 14A, filed with the Commission on May 17, 2021, together with any shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the Reporting Persons.

CUSIP No. 28238P109

1.	Names of Reporting Persons. Anthony A. Tamer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,827,127(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,827,127(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,827,127(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8%(2)
14.	Type of Reporting Person (See Instructions) IN
(1)

Beneficial ownership of Issuer’s Common Stock issuable upon conversion of 2,250,000 shares of the Issuer’s Series A Preferred Stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Investment Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any Series A Preferred Stock or Common Stock s for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

(2)

Based on the number of shares of Common Stock outstanding as of May 10, 2021, as reported in the Issuer’s definitive proxy statement on Schedule 14A, filed with the Commission on May 17, 2021, together with any shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the Reporting Persons.

ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this Statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, par value $0.001 per share of eHealth, Inc. The address of the principal executive offices of Issuer is 2625 Augustine Drive, Second Floor, Santa Clara, CA 95054.

ITEM 2.	IDENTITY AND BACKGROUND.

This Statement on Schedule 13D is being jointly filed by the following persons (each a “Reporting Person,” and collectively, the “Reporting Persons”):

i.	Echelon Health SPV, LP, a Delaware partnership (“Echelon LP”);
ii.	Echelon Health SPV GP, LLC, a Delaware limited liability company (“Echelon GP”), as the general partner of Echelon LP;
iii.	H.I.G. Echelon, LP, a Delaware limited partnership (“Holdco”), as the sole member of Echelon LP;
iv.	H.I.G. Middle Market LBO Fund III, L.P., a Delaware limited partnership (“Middle Market LBO III”), as controlling interest holder of Holdco and Echelon GP;
v.	H.I.G. Middle Market Advisors III, LLC, a Delaware limited liability company (“Middle Market Advisors III”), as the general partner of Middle Market LBO III and the manager of Echelon GP;
vi.	H.I.G.-GPII, Inc., a Delaware corporation (“GPII”), as the general partner of Holdco and the manager of Middle Market Advisors III;
vii.	Sami W. Mnaymneh, a United States citizen, as shareholder of GPII; and
viii.	Anthony A. Tamer, a United States citizen, as shareholder of GPII.

The principal business address of each of the Reporting Persons is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

The principal business of Echelon LP is to engage in the transactions contemplated by that certain Investment Agreement, dated as of February 17, 2021, by and among the Issuer and Echelon LP (the “Investment Agreement”). The principal business of Holdco, Middle Market LBO III, Middle Market Advisors III and GPII. is investment activities. Echelon LP acts through Echelon GP, its general partner, which in turn acts through GPII, its manager. Holdco acts through its general partner, GPII. Middle Market LBO III acts through Middle Market Advisors III, its general partner, which in turn acts through GPII, its manager. Sami W. Mnaymneh (“Mr. Mnaymneh”) and Anthony A. Tamer (“Mr. Tamer”) are the sole shareholders and the only executive officers and directors of GPII. The principal occupation of each of Mr. Tamer and Mr. Mnaymneh is serving as the Co-Chief Executive Officer and Director of H.I.G. Capital, LLC.

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth or incorporated in Item 6 is incorporated by reference in its entirety into this Item 3.

As more fully described in Item 6 hereof, pursuant to the Investment Agreement, on April 30, 2021, Echelon LP purchased 2,250,000 shares of Series A Preferred Stock from the Issuer for aggregate consideration of $225 million, net of certain expenses. Echelon LP obtained the funds for the purchase of the shares of Series A Preferred Stock and Common Stock through capital a combination of capital contributions from its partners, including certain of the other Reporting Persons and amounts borrowed under the Margin Loan Agreement (as defined and described in Item 6).

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons review on a continuing basis the transactions contemplated by the Investment Agreement. Based on such review, the Reporting Persons may exercise their rights under those agreements and/or the other agreements described in Item 6 of this Statement on Schedule 13D, including to terminate, amend or modify any of the transactions contemplated thereby, and/or may acquire, or cause to be acquired, beneficial interests in securities of Issuer at any time, or formulate other purposes, plans or proposals regarding Issuer or any of its securities, to the extent deemed advisable in light of the investment policies of the Reporting Persons, Issuer’s business, financial condition and operating results, general market and industry conditions or other factors. Other than as described in this Item 4, and except as otherwise disclosed herein or in agreements described in this Statement on Schedule 13D, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of the instructions to Item 4 of this Statement on Schedule 13D. However, as part of the ongoing evaluation of the transactions contemplated by the Investment Agreement, the Reporting Persons may at any time review or reconsider their respective positions with respect to Issuer and formulate plans or proposals with respect to any of such matters and, from time to time, may hold discussions with or make formal proposals to management or Issuer’s board of directors, other stockholders of Issuer or other third parties regarding such matters. There can be no assurance that the possible courses of action expressed in this Item 4 will be consummated by the Reporting Persons.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information contained in rows 7, 8, 9, 10, 11, 12 and 13 on each of the cover pages of this Statement on Schedule 13D and the footnotes thereto, and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a) and (b):

As a result of the transactions described in Items 4 and 6, as of the date of this Schedule 13D, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefor beneficially own, 2,250,000 shares of Series A Preferred Stock, which are convertible into 2,827,127 shares of Common Stock, representing approximately 9.8% of the outstanding shares of Common Stock (based on 26,091,024 shares of Common Stock outstanding as of May 10, 2021, as reported in the Issuer’s definitive proxy statement on Schedule 14A, filed with the Commission on May 17, 2021, together with any shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the Reporting Persons).

Except as set forth above, no Reporting Person beneficially owns any shares of Series A Preferred Stock or Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Series A Preferred Stock or Common Stock referred to herein for the purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Statement is filed constitute a “group” for the purposes of Sections 13(d) of the Exchange Act and the rules thereunder. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) of the Exchange Act.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in Common Stock in the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Items 4 and 5 above is incorporated by reference in its entirety into this Item 6.

Investment Agreement

On February 17, 2021, the Issuer entered into the Investment Agreement with Echelon LP, pursuant to which the Issuer has agreed to sell to Echelon LP 2,250,000 shares of the Issuer’s newly designated Series A Preferred Stock, at an aggregate purchase price of $225,000,000, at a price of $100 (the “Stated Value” per share of Series A Preferred Stock) per share.

Board Nomination Rights of the Series A Preferred Stock

Pursuant to the terms Investment Agreement, Echelon LP will be entitled to designate one individual for election to the Issuer’s board of directors (the “Board”) so long as it continues to own at least 30% of the Common Stock issuable or issued upon conversion of the Series A Preferred Stock originally issued to it pursuant to the Investment Agreement, and the Issuer will adjust the size of its Board as needed to appoint such nominee. For so long as Echelon LP is entitled to nominate one or more individuals to the Board, if any such nominee has not been appointed to the Board for any reason, Echelon LP will be entitled to designate one observer to the Board until such nominee is elected to the Board, subject to the terms and conditions of the Investment Agreement.

In connection with the closing of the sale of the Series A Preferred Stock, Echelon LP temporarily waived its right to designate a director to the Board until such time as Echelon LP’s designation of such director would not result in Ernst & Young LLP (“EY”), the Issuer’s independent auditor as of the date of this Schedule 13D, not being independent of the Issuer under Rule 2-01(c)(3) of Regulation S-X (the “Rule”), or such time as EY is no longer the Issuer’s independent auditor.

Approval of Corporate Actions

For so long as Echelon LP continues to own at least 30% of the Series A Preferred Stock originally issued to it pursuant to the Investment Agreement, the consent of Echelon LP will be required for the Issuer or its subsidiaries to (i) incur certain indebtedness in excess of an aggregate of $175,000,000 that ranks senior to, or pari passu with, the Series A Preferred Stock, subject to certain exceptions; (ii) purchase or acquire all or substantially all of the equity interests, property, assets or business of any other entity or purchase or acquire any assets of any other entity constituting a business unit of such entity, in excess of $25,000,000, subject to certain exceptions; (iii) declare and pay cash dividends or distributions with respect to Issuer equity securities, subject to certain exceptions; (iv) create or issue any equity securities of the Issuer (or rights exercisable into equity securities of the Issuer) that rank senior to, or pari passu with, the rights or preferences of the Series A Preferred Stock; (v) permit any adverse change (including as a result of a merger, consolidation or other similar or extraordinary transaction) to the rights or preferences of the Series A Preferred Stock set forth in the Issuer’s certificate of incorporation or bylaws; (vi) sell, license or lease to any entity any of its properties, rights or assets for consideration, individually or in the aggregate, in excess of $25,000,000, subject to certain exceptions; and (vii) enter into any new, or amend, terminate or renew in any material respect, any material contract between the Issuer or one of its subsidiaries, on the one hand, and any of its affiliates (other than the Issuer’s subsidiaries) or any executive officer or director of the Issuer or any of its subsidiaries on the other hand, outside of the ordinary course of business or on terms and conditions not materially less favorable to the Issuer or its subsidiaries than could be obtained on an arm’s-length basis from unrelated third parties.

For so long as Echelon LP continues to own at least 30% of the Series A Preferred Stock originally issued to it pursuant to the Investment Agreement, the Issuer shall be required to maintain (i) an Asset Coverage Ratio (as defined below) of at least 2x (increasing to 2.5x thirty months after the date of the Investment Agreement) (the

“Minimum Asset Coverage Ratio”) and (ii) maintain a minimum average Liquidity for the last ten business days of each calendar month (the “Minimum Liquidity Amount”) of not less than the thresholds specified in clauses (B) and (C) in this paragraph. In the event that (A) the Issuer is unable to maintain the Minimum Asset Coverage Ratio as of any fiscal quarter end, (B) the Issuer’s Minimum Liquidity Amount is less than $125,000,000 for three consecutive months (provided that if the average volume-weighted average price of the Common Stock for the ten consecutive trading days up to and including the last business day of that three month period exceeds $125 per share, then such amount shall be $100,000,000), or (C) the Minimum Liquidity Amount is below $75,000,000 for any month (provided that if the average volume-weighted average price of the Common Stock for the ten consecutive trading days up to and including the last business day of that month exceeds $125 per share, then such amount shall be $65,000,000), then (1) Echelon LP shall have the right to appoint one additional director, subject to the conditions and procedures set forth in the Investment Agreement; and (2) the consent of Echelon LP will be required to approve (x) the annual budget or any material deviation therefrom, (y) the hiring or firing of the Chief Executive Officer, Chief Financial Officer, Chief Digital Officer and Chief Revenue Officer of the Issuer, and (z) certain indebtedness that ranks senior to, or pari passu with, the Series A Preferred Stock (other than drawdowns of existing revolving credit facilities); provided that, with respect to the Minimum Liquidity Amount, if the Issuer is able to satisfy the requirements set forth in (B) and (C) in this paragraph above for 12 consecutive months, Echelon LP will no longer have the approval rights and board nomination rights set forth above unless and until such time as the Issuer is again unable to satisfy the Minimum Liquidity Amount and Minimum Asset Coverage Ratio tests. “Asset Coverage Ratio” means the total amount of commissions receivable on the Issuer’s balance sheet divided by the Accrued Value (as defined below) plus any funded indebtedness. “Liquidity” means all cash, cash equivalents, short term investments and marketable securities of the Issuer on a consolidated basis, and the Issuer’s freely available to be drawn loan commitments under any applicable credit facility in effect at the time of calculation; but excluding any restricted cash.

In connection with the closing of the sale of the Series A Preferred Stock, Echelon LP temporarily waived the rights referred to in clauses (1) and (2)(x)-(y) in the immediately preceding paragraph until the exercise of such rights would not result in EY not being independent of the Issuer under the Rule or such time as EY is no longer the Issuer’s independent auditor.

The foregoing summary of the Investment Agreement does not purport to be complete and is qualified in its entirety by reference to the Investment Agreement, a copy of which is attached as an exhibit to Issuer’s Current Report on Form 8-K filed with the Commission on February 18, 2021 and which is incorporated by reference in its entirety in this Item 6.

Designation of Series A Preferred Stock

The Series A Preferred Stock has the designations, powers, preferences, rights, qualifications, limitations and restrictions set forth in the Certificate of Designations of the Series A Preferred Stock filed by the Issuer with the Secretary of State of the State of Delaware on April 30, 2021 (the “Certificate of Designations”). A summary of the rights, preferences and privileges of the Series A Preferred Stock set forth in the Certificate of Designations is provided below.

Dividend Rights

Dividends will initially accrue on the Series A Preferred Stock daily at 8% per annum on the Stated Value per share and compound semiannually, payable in kind (“PIK”) until the second anniversary of the closing date of the sale of the Series A Preferred Stock (the “Closing Date”) on June 30 and December 31 of each year (each, a “Dividend Payment Date”), beginning on June 30, 2021, and thereafter 6% payable in kind and 2% payable in cash in arrears on June 30 and December 31 of each year, beginning on June 30, 2023 (each, a “Cash Dividend Payment Date”). Dividends payable in kind will be cumulative and will be added to the Accrued Value. The Series A Preferred Stock will also participate, on an as-converted basis (without regard to conversion limitations) in all dividends paid to the holders of Common Stock. If the Issuer fails to declare and pay full cash dividend payments as required by the Certificate of Designations for two consecutive Cash Dividend Payment Dates, the cash dividend rate then in effect shall increase one time by 2%, retroactive to the first day of the semiannual period immediately preceding the first Cash Dividend Payment Date at which the Issuer failed to pay such accrued cash dividends, until such failure to pay full cash dividends is cured (at which time the dividend rate shall return to the rate prior to such increase).

Redemption Put Right

At any time on or after the sixth anniversary of the Closing Date, holders of the Series A Preferred Stock will have the right to cause the Issuer to redeem all or any portion of the Series A Preferred Stock in cash at an amount equal to the greater of (i) 135% of the Accrued Value per share as of the redemption date (the “Redemption Date”), plus accrued and unpaid PIK dividends that have not yet been added to the Accrued Value and (ii) the amount per share that would be payable on an as-converted basis on such Series A Preferred Stock at the then-current Accrued Value, plus accrued and unpaid PIK dividends that have not yet been added to the Accrued Value, and in either case of (i) or (ii) plus any unpaid cash dividends that would have otherwise been settled in cash in connection with such conversion (the greater of (i) and (ii), the “Redemption Price”). Notwithstanding the foregoing, the Issuer shall not be required to redeem any shares of Series A Preferred Stock to the extent the Issuer does not have legally available funds to effect such redemption; provided, that if the Issuer fails to redeem any shares of the Series A Preferred Stock when required for any reason, then beginning on the designated Redemption Date the cash dividend rate will increase 2% on each Dividend Payment Date until the redemption is effected in full. “Accrued Value” means the sum of the Stated Value per share plus, on each Dividend Payment Date, on a cumulative basis, all accrued PIK dividends on such share that have not previously compounded and been added to the Accrued Value.

Redemption Call Right

At any time on or after the sixth anniversary of the Closing Date, the Issuer will have the right (but not the obligation) to redeem out of legally available funds and for cash consideration all (but not less than all) of the Series A Preferred Stock upon at least 30 days prior written notice at an amount equal to the Redemption Price.

Conversion Rights

Beginning June 1, 2021, the Series A Preferred Stock is convertible into Common Stock at a conversion rate equal to (i) the Accrued Value plus accrued and unpaid PIK dividends that have not yet been added to the Accrued Value of the Series A Preferred Stock, (ii) divided by $79.5861 per share of Common Stock, subject to customary anti-dilution adjustments (the “Initial Conversion Price” and, as adjusted pursuant to the following proviso, the “Conversion Price”). Notwithstanding the foregoing, (i) in the event that the Series A Preferred Stock is converted (other than in connection with a Change of Control (as defined below) or liquidation as described below) by Echelon LP or any of its transferees (other than a transferee in connection with a bona fide margin or non-purpose loan) prior to March 20, 2024 (the “Test Date”), and the Market Value (as defined below) of the Common Stock issuable upon such conversion would be in excess of the Accrued Value immediately prior to such conversion, then the Issuer shall only be required to deliver Common Stock having a Market Value that is no greater than the Accrued Value, plus accrued and unpaid PIK dividends that have not yet been added to the Accrued Value, of the Series A Preferred Stock and a cash payment of any unpaid cash dividends, and will have no further obligation or (ii) in the event that the Series A Preferred Stock is converted by a transferee in connection with a bona fide margin or non-purpose loan prior to the Test Date and the Market Value of a share of Common Stock issuable upon such conversion would be in excess of 160% of the then-current Conversion Price, then the Issuer shall only be required to deliver Common Stock with a Market Value equal to the greater of (A) (x) the Accrued Value plus accrued and unpaid PIK dividends that have not yet been added to the Accrued Value divided (y) by $90, and (B) (x) the Accrued Value plus accrued and unpaid PIK dividends that have not yet been added to the Accrued Value divided by (y) the Permitted Loan Adjusted Conversion Price, and, in the case of either (A) or (B), a cash payment of any unpaid cash dividends, and the Issuer will have no further obligation. “Market Value” means the average of the closing price of the Common Stock for the five trading days preceding the date of conversion. “Permitted Loan Adjusted Conversion Price” shall mean an amount equal to CP1 based on the formula set forth in the immediately below paragraph for a Test Date Conversion Price Reset (as defined below); provided, however that, solely for purposes of this definition, the Test Price (as defined below) in such formula shall be replaced with an amount equal to the Market Value.

Further, on the Test Date, if the volume-weighted average price per share of Common Stock for the 20 consecutive trading day period ending on the day prior to the Test Date (the “Test Price”) is in excess of 160% of then-current Conversion Price, then on the Test Date, the Conversion Price will be adjusted pursuant to the following formula (the “Test Date Conversion Price Reset”):

CP1 = AV / ( ( AS x ( AV / CP0 ) ) / TP )

where:

CP0 =	the Conversion Price in effect on the close of business on the day prior to the Test Date
CP1 =	the new Conversion Price in effect immediately after the close of business on the day prior to the Test Date
AS =	equals the sum of the Dilution Threshold Amount plus the Incremental Value
AV =	the sum of the Accrued Value plus the accrued PIK dividends that have not been added to the Accrued Value as of the close of business on the day prior to the Test Date
TP =	the Test Price

For purposes of the above formula:

“Dilution Threshold Amount” means an amount equal to CP0 multiplied by 1.6; and

“Incremental Value” means an amount equal to the product of (A) the difference of (i) the Test Price minus (ii) the Dilution Threshold Amount, multiplied by (B) a fraction equal to 1/3.

Any conversion will be settled only in shares of Common Stock; provided, that, upon any conversion that would result in a holder beneficially owning greater than 19.99% of the Issuer’s voting stock outstanding as of the Closing Date or Common Stock in excess of the maximum number of shares of Common Stock that could be issued to the holder without triggering a change of control under the Nasdaq rules, the excess, if any, of the conversion consideration otherwise payable upon such conversion shall be paid in cash, based on an amount per share of Common Stock equal to the last reported price per share of the Common Stock on the trading day immediately preceding the conversion date.

Voting Rights

The Series A Preferred Stock will vote on an as-converted basis and will vote together with Common Stock as a single class on all matters submitted to a vote of the holders of the Common Stock (subject to certain voting limitations and conversion calculations set forth in the Certificate of Designations). The Series A Preferred Stock will have one vote per share on any matter on which the holders of the Series A Preferred Stock are entitled to vote separately as a class (subject to certain voting limitations).

Rights in the Event of Change of Control

In the event of (i) any person or group (other than Echelon LP and its affiliates) acquiring more than 50% of the voting power of the Issuer’s voting equity, (ii) a sale, transfer, conveyance, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Issuer or (iii) a merger, consolidation or similar transaction consummated by the Issuer in which the Common Stock is converted into equity securities in another entity, subject to certain exceptions (a “Change of Control”), the holders of the Series A Preferred Stock will have the right to cause the Issuer to repurchase, out of legally available funds and following the payment of any required amounts under any existing credit facilities, all or any portion of the Series A Preferred Stock in cash (in the case of clause (a)) or the applicable consideration (in the case of clause (b)) at an amount per share equal to, at the holder’s election, (a) the sum of the Accrued Value plus accrued and unpaid PIK dividends multiplied by 135% plus any accrued and unpaid cash dividends or (b) the amount of cash and/or other assets that would be payable to such holder in the Change of Control had such holder, immediately prior to such Change of Control, converted such shares of Series A Preferred Stock into Common Stock, including any accrued and unpaid cash dividends that would otherwise be settled in cash pursuant to such conversion (the “Change of Control Put”). If the Issuer fails to pay the full repurchase amount due to the holder exercising the Change of Control Put pursuant to the terms and conditions of the Certificate of Designations, the then-current cash dividend rate will increase 2% on each semiannual Dividend Payment Date following the date that such repurchase amount was due, accruing daily from such date the repurchase amount was due until the date that such repurchase amount plus all accrued and unpaid PIK and cash dividends thereon are paid in full.

Upon the occurrence of a Change of Control and any holder of the Series A Preferred Stock has not elected to exercise the Change of Control Put with respect to any outstanding shares of Series A Preferred Stock, the Issuer shall have the option to purchase all, but not less than all, of the then outstanding shares of Series A Preferred Stock for which any holder of the Series A Preferred Stock has not elected to exercise the Change of Control Put, at a purchase price per share of Series A Preferred Stock, payable in cash (in the case of clause (a)) or the applicable consideration (in the case of clause (b)), equal to the greater of (a) the sum of the Accrued Value plus accrued and unpaid PIK dividends multiplied by 140% plus any accrued and unpaid cash dividends or (b) the amount of cash and/or other assets that would be payable to such holder in the Change of Control had such holder, immediately prior to such Change of Control, converted such shares of Series A Preferred Stock into Common Stock, including any accrued and unpaid cash dividends that would otherwise be settled in cash pursuant to such conversion, subject to certain additional conditions and exceptions.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, winding up or dissolution of the Issuer (other than in connection with a Change of Control as set forth above) (“Liquidation Event”), the holders of the Series A Preferred Stock will be entitled, out of legally available assets, before any distribution out of the assets of the Issuer may be made to the Common Stock, and subject to the rights of the Issuer’s existing and future creditors, to receive in cash at an amount per share of Series A Preferred Stock equal to the greater of (a) the amount such holder would have received had such holder converted such shares of Series A Preferred Stock into Common Stock immediately prior to such Liquidation Event and (b) the sum of the Accrued Value plus accrued and unpaid PIK dividends that have not yet been added to the Accrued Value and any accrued and unpaid cash dividends.

Mandatory Conversion of the Series A Preferred Stock

At any time on or after the third anniversary of the Closing Date, if the volume-weighted average price per share of the Common Stock is 167.5% of the Conversion Price for 20 consecutive trading days in a 30-day trading day period, the Issuer will have the right to convert all, but not less than all, of the Series A Preferred Stock into Common Stock at the then applicable Conversion Price.

Ranking

The Series A Preferred Stock will rank senior to all other equity securities of the Issuer with respect to dividend rights and rights on liquidation.

The foregoing summary of the Certificate of Designations does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designations, a copy of which is attached as an exhibit to Issuer’s Current Report on Form 8-K filed with the Commission on April 30, 2021 and which is incorporated by reference in its entirety in this Item 6.

Margin Loan Agreement

On April 28, 2021, Echelon LP, as borrower, and Echelon GP, as its general partner, entered into a margin loan agreement (the “Margin Loan Agreement” and, together with each agreement or instrument delivered pursuant to the foregoing or pursuant to the security interests and collateral granted in accordance with the foregoing, the “Loan Documents”) with the lenders party thereto and UBS AG, London Branch as administrative agent and calculation agent, pursuant to which Echelon LP borrowed $76,153,000 on April 30, 2021 and an additional $5,025,133.84 on June 1, 2021.

Pursuant to the Loan Documents, Echelon LP and Echelon GP agreed to pledge (x) an aggregate of 2,250,000 shares of Series A Preferred Stock, and (y) any shares of Common Stock into which such Series A Preferred Stock is converted, as collateral to secure their obligations under the Loan Documents. Borrowings under the Loan Documents mature on April 28, 2024. Upon the occurrence of certain events that are customary for this type of loan, the lenders may exercise their rights to require the Echelon LP and Echelon GP to pre-pay the loan proceeds or post additional collateral, or foreclose on, and dispose of, the pledged Series A Preferred Stock and/or the pledged Common Stock, as applicable, in accordance with the Loan Documents. All voting rights and rights to receive dividends or distributions with respect to the Pledged Shares will remain with Echelon LP unless and until such a foreclosure occurs.

The foregoing summary of the Loan Documents does not purport to be complete and is qualified in its entirety by reference to the Margin Loan Agreement (including the exhibits thereto), a copy of which is attached as an Exhibit 3 hereto and which is incorporated by reference in its entirety in this Item 6.

Joint Filing Agreement

The Reporting Persons have entered into a Joint Filing Agreement, dated as of June 10, 2021, a copy of which is attached as Exhibit 4 hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Exchange Act.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

1	Investment Agreement, dated as of February 17, 2021, among Echelon Health SPV, LP and eHealth, Inc. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by eHealth, Inc. with the Commission on February 18, 2021).

2	Certificate of Designations of Series A Preferred Stock, par value $0.001, of eHealth, Inc. (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by eHealth, Inc. with the Commission on April 30, 2021).

3	Margin Loan Agreement, dated as of April 28, 2021, by and among Echelon Health SPV, LP, Echelon Health SPV GP, LLC, the lenders party thereto and UBS AG, London Branch as administrative agent and calculation agent (filed herewith).

4	Joint Filing Agreement, dated as of June 10, 2021, by and among Echelon Health SPV, LP, Echelon Health SPV GP, LLC, H.I.G. Echelon, LP, H.I.G.-GPII, Inc., H.I.G. Middle Market LBO Fund III, LP H.I.G. Middle Market Advisors III, LLC, Sami W. Mnaymneh and Anthony A. Tamer (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2021

ECHELON HEALTH SPV, LP By: Echelon Health SPV GP, LLC, its general partner

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

ECHELON HEALTH SPV GP, LLC

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

ECHELON HEALTH, LP By: H.I.G.-GPII, Inc., its general partner

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G. MIDDLE MARKET LBO FUND III, L.P.

By: H.I.G. Middle Market Advisors III, LLC, its general partner

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G. MIDDLE MARKET ADVISORS III, LLC

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G.-GPII, INC.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

Sami W. Mnaymneh

/s/ Sami W. Mnaymneh

Anthony A. Tamer

/s/ Anthony A. Tamer